November 2, 2010

Via Edgar

Mr. David L. Orlic
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F St, NE
Washington, DC 20549-3628

Re:	Res-Care, Inc.
Amendment No. 2 to Schedule TO-T/13E-3
Filed on October 25, 2010
Filed by Onex Rescare Acquisition, LLC et al.
File No.: 005-49827

Dear Mr. Orlic:

This letter is submitted on behalf of Onex Rescare Acquisition, LLC (the “Purchaser”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to Amendment No. 2 to Schedule TO-T/13E-3, filed October 25, 2010 (File No. 005-49827), as set forth in your letter to Robert M. Le Blanc dated October 29, 2010.

We are today filing Amendment No. 3 to Schedule TO/13E-3 via EDGAR, which incorporates the modifications to our Schedule TO-T/13E-3 described below in response to the Staff’s comments.

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Purchaser’s response.

Offer to Purchase

Position of Onex Investors Regarding Fairness of the Offer and the Share Exchange, page 14

1.                                      In response to comment 10 in our letter dated October 18, 2010, you have added a paragraph on page 16 setting forth the percentage interest of the Onex Investors in net book value and net earnings of the target.  Please provide this information in dollar amounts as well, both before and after the transaction, or advise.  See Instruction 3 to Item 1013 of Regulation M-A.  If the current net book value is greater than the offer price, disclose what consideration was given to this factor by the filing persons, in accordance with comment 11 in our letter dated October 18, 2010.

Information regarding the dollar value of the Onex Investors’ interest in the target’s net book value and net earnings before and pro forma for the acquisition of target’s shares by the Onex Investors in the transaction has been added. In addition, the disclosure has been revised to indicate that the net book value of the target as of June 30, 2010 is less than the offer price.

Source and Amount of Funds, page 43

2.                                      We note your response to comment 17 in our letter dated October 18, 2010.  Please revise to disclose that currently you do not have any third-party financing arrangements.  Refer to Item 1007(b) of Regulation M-A.

Purchaser has revised its disclosure to state that Purchaser has not secured any third-party debt financing arrangements.

Conditions to the Offer, page 43

3.                                      We note your response to comment 18 in our letter dated October 18, 2010.  Please revise the final paragraph of this section to clarify that all conditions must be satisfied or waived at or before the expiration of the offer, except for those conditions related to the receipt of government regulatory approvals.

Purchaser has revised its disclosure to clarify that, except for government regulatory approvals, all conditions must be satisfied or waived at or before the expiration of the offer.

Thank you for your assistance regarding this matter.  Please contact the undersigned at (212) 836-8201 or my partner Thomas Yadlon at (212) 836-7166 with any further comments or questions.

Sincerely,

/s/ Joel I. Greenberg
Joel I. Greenberg